ENABLE MIDSTREAM PARTNERS, LP

One Leadership Square

211 North Robinson Avenue, Suite 950

Oklahoma City, Oklahoma 73102

March 26, 2014

VIA EDGAR

Mara L. Ransom

Assistant Director

Office of Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Enable Midstream Partners, LP
Registration Statement on Form S-1
Filed November 26, 2013
File No. 333-192542

Dear Ms. Ransom:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Enable Midstream Partners, LP (the “Partnership”) hereby submits the proposed offering terms of its initial public offering (the “Offering”), as reflected in the enclosed marked pages. The proposed offering terms will be included in a future amendment (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-192542 (the “Registration Statement”). The provided terms reflect a bona fide estimate, as of March 26, 2014, of the range of the minimum and maximum offering price and the maximum number of securities to be offered. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

As discussed with members of the Staff, the proposed offering terms are being provided for your consideration by correspondence given the Partnership’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the offering. The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in the Amendment.

United States Securities and Exchange Commission

March 26, 2014

If you have any questions with respect to the foregoing response or require further information, please contact the undersigned at (405) 525-7788, Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734 or Robert J. Joseph of Jones Day at (312) 269-4176.

Very truly yours, ENABLE MIDSTREAM PARTNERS, LP

By:	Enable GP, LLC, its general partner

By:	/s/ Lynn L. Bourdon, III
Lynn L. Bourdon, III President and Chief Executive Officer

Enclosures

CC:	Dietrich A. King, Securities and Exchange Commission
Jennifer Lopez-Molina, Securities and Exchange Commission
Jarrett Torno, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
Gerald M. Spedale, Baker Botts L.L.P.
Jason A. Rocha, Baker Botts L.L.P.
Robert J. Joseph, Jones Day
Sean T. Wheeler, Latham & Watkins LLP
Ryan J. Maierson, Latham & Watkins LLP